UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*

                            SIRCO INTERNATIONAL CORP.
                                (Name of Issuer)

                          Common Stock, par value $.10
                         (Title of Class of Securities)

                                    829639103
                                 (CUSIP Number)

                               CLEC Holding Corp.
                  575 Madison Avenue, New York, New York 10022
                                 (212) 988-9799
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 With Copies to:

                              Neil S. Baritz, Esq.
                                 Dreier & Baritz
                      1515 North Federal Highway, Suite 300
                            Boca Raton, Florida 33432

                                 April 23, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

NOTE. Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 829639103

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1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        CLEC Holding Corp. ("CHC")
        22-3527935
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2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                          (b) [X]
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3.      SEC USE ONLY

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4.      SOURCE OF FUNDS* Shares of CHC common stock and cash

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5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e) [ ]

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6.      CITIZENSHIP OR PLACE OF ORGANIZATION
        a New Jersey Corporation
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NUMBER OF     7.     SOLE VOTING POWER
SHARES               350,000
BENEFICIALLY  ________________________________________________
OWNED BY      8.     SHARED VOTING POWER
EACH          ________________________________________________
REPORTING     9.     SOLE DISPOSITIVE POWER
PERSON               350,000
WITH          ________________________________________________
              10.    SHARED DISPOSITIVE POWER
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11.    AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
       350,000

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12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

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13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       6.78%

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


14.    TYPE OF REPORTING PERSON *
       CO.
       ------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, .10 par value ("Common Stock"), issued by:

                             SIRCO INTERNATIONAL CORP. (the "Company")
                             24 Richmond Hill Avenue
                             Stamford, CT 06901

ITEM 2. IDENTITY AND BACKGROUND FOR CLEC HOLDING CORP. (a) - (c), (f)

         CLEC Holding Corp., a New Jersey corporation ("CHC")
         575 Madison Avenue
         New York, New York 10022
         CHC is a holding company formed to pursue acquisitions in the telecommunications field.

(d) During the last five years, CHC has not been convicted in a criminal proceeding (excluding traffic or similar misdemeanor).

(e) During the last five years, CHC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

IDENTITY AND BACKGROUND OF DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS OF CLEC HOLDING CORP. (a) - (c), (f)

I.      Kenneth G. Baritz
        c/o CLEC Holding Corp.
        575 Madison Avenue
        New York, New York 10022
Mr. Baritz is Chief Executive Officer and Chairman of the Board of CHC.

II.     Wesly Minella
        c/o CLEC Holding Corp.
        575 Madison Avenue
        New York, New York 10022
Mr. Minella is the Secretary of CHC.

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


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds used for the purchase reported herein consist of $150,000 in cash and shares of CHC's common stock, neither of which were borrowed. The number of such shares was 300,000. As a result of this purchase reported herein, CHC has purchased more than 5% of the Company's outstanding Common Stock during the proceeding twelve months. Consequently, CHC is filing this Schedule 13D.

         None of the directors, executive officers or control persons of CHC contributed capital to CHC to effect the acquisition of the shares disclosed in this Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The acquisition of the stock is for investment purposes in connection with the mutual desire of each of CHC and the Company to jointly develop solicitation and other marketing programs for the Company through an entity owned by CHC; CHC may in the future, purchase additional shares of the Company's Common Stock or dispose of shares by sale, gift or otherwise. CHC has no present plans or proposals would result in any actions listed in paragraphs (a) through (j) of Item 4 of this Schedule 13D.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER - CLEC HOLDING CORP.

         (a) CHC beneficially owns 350,000 shares (6.78%) of the Company's outstanding Common Stock.

         (b) CHC has sole power to vote and dispose of the 350,000 shares.

         (c) CHC acquired 350,000 non-registered shares of the Company's Common Stock in exchange for $150,000 and 300,000 shares of its common stock.

         (d) Not applicable.

         (e) Not applicable.

INTEREST IN THE SECURITIES OF THE ISSUER - DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS OF CHC

(a) - (c) Collectively, the directors, executive officers, and control persons of CHC beneficially own -0- shares of the outstanding shares of the Company's Common Stock.

(d) Not applicable for each and every director, executive officer and control person or CHC.

(e) Not applicable for each and every director, executive officer and control person or CHC

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
        WITH RESPECT TO SECURITIES OF THE ISSUER.

         These shares are restricted from resale pursuant to the Securities Act of 1933 and any applicable state law unless subject to an exemption from such registration requirements.

         None of the directors, executive officers or control persons of CHC have entered into any contracts, agreements or undertakings with respect to the securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Not Applicable.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 4, 1998                     CLEC HOLDING CORP.

                                        By:/s/ KENNETH G. BARITZ
                                           -----------------------------------
                                           Kenneth G. Baritz, Chairman and CEO


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